Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	SFL Corporation Ltd. Form 20-F for the fiscal year ended December 31, 2023 Filed March 14, 2024 File No. 001-32199

Ladies and Gentlemen:

On behalf of SFL Corporation Ltd. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated December 27, 2024 (the “Staff Letter”), which was received by the Company on January 24, 2025.  The Staff Letter relates to the above-referenced Form 20-F for the fiscal year ended December 31, 2023, which was filed on March 14, 2024.  As orally discussed with the Staff, the Company will respond to the Staff Letter by February 21, 2025.

Thank you for your kind consideration. If you have any questions or require additional information, please do not hesitate to contact Keith J. Billotti of Seward & Kissel LLP, external legal counsel to the Company, at (212) 574-1274.

Sincerely,

By: /s/ Keith J. Billotti______
Name: Keith J. Billotti
cc: Aksel Olesen